October 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Becky Chow Mr. Stephen Krikorian Ms. Marion Graham Mr. Mitchell Austin

Re:	Klook Technology Limited Request to Withdraw Registration Statement on Form F-1 Filed November 10, 2025 File No. 333-291415

Dear Ms. Becky Chow, Mr. Stephen Krikorian, Ms. Marion Graham, and Mr. Mitchell Austin:

Klook Technology Limited (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-291415), initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2025, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is seeking the withdrawal of the Registration Statement because the Company does not intend to conduct the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, James Lin or Jennifer Jiang of Davis Polk & Wardwell LLP at +1 212 450-4000.

Very truly yours,

/s/ Ethan Zhaowei Lin

Ethan Zhaowei Lin
Chief Executive Officer
Klook Technology Limited

cc:	James Lin, Davis Polk & Wardwell LLP Jennifer Jiang, Davis Polk & Wardwell LLP